Boustead Securities LLC

6 Venture #395

Irvine, CA 92618

December 14, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Cara Wirth

Re:	Cerberus Cyber Sentinel Corporation
Registration Statement on Form S-1
Filed December 14, 2021

Acceleration Request

Requested Date: December 16, 2021
Requested Time: 5:25 PM Eastern Time

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the underwriters, hereby join in the request of Cerberus Cyber Sentinel Corporation that the effective date of the Registration Statement be accelerated so that it will be declared effective at 5:25 p.m., Eastern Time (US), on Thursday, December 16, 2021, or at such time as the Company or its outside counsel, Gray Reed & McGraw LLP, may request via a telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we wish to advise you that, as underwriters in the above offering, we will distribute as many copies of the preliminary prospectus to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BOUSTEAD SECURITIES, LLC

By:	/s/ Keith Moore
Name:	Keith Moore
Title:	Chief Executive Officer